Form 15-12G GelStat Corporation - GSAC Filed: January 16, 2009 (period: )

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

 REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 002-21394

GelStat Corporation

(Exact name of registrant as specified in charter)

 2646 SW Mapp Road

Suite 303

 Palm City, FL 34990

 (772) 283-0020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common

 (Title of each class of securities covered by this Form)

None

 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: 243

Pursuant to the requirements of the Securities Exchange Act of 1934, GelStat Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GelStat Corporation
Date: January 16, 2009	By:	/s/ Gerald N. Kieft
	Name:	Gerald N. Kieft
	Its:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

_______________________________________________

GELSTAT CORPORATION – GSAC, 15-12G, January 16, 2009